Exhibit 99.3
CONSENT OF EMARKETER INC.
     We consent to the use in this Registration Statement of Intelius Inc. on Form S-1, expected to be filed on or about January 9, 2008, of information derived from our report, “eMarketer — US Online Overview (October 2007)” (Page 10, right hand side for all statistics), According to eMarketer, an internet market research firm, consumer eCommerce sales in the US are expected to reach $243.5 billion in 2011 from $108.7 billion in 2006. Additionally, eMarketer estimates that over 65% of US Internet users purchased a product online appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to us in the Prospectus. Notwithstanding the foregoing, we are not responsible for the accuracy of the data.
eMarketer Inc.

/s/ Terry Chabrowe

Name:	Terry Chabrowe
Title:	COO
Date:	January 8, 2008